Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months						Combined Predecessor and Successor
	Ended March 31,		Year Ended December 31,				Year Ended December 31,		Year Ended December 31,
	2008		2007		2006		2005 (1)		2004		2003

Earnings
Income (loss) before income taxes	$3,335		$8,387		$(255)		$(13,363)		$15,140		$11,809
Fixed charges (see below)	9,405		34,974		29,055		23,307		14,220		10,248
	$12,740		$43,361		$28,800		$9,944		$29,360		$22,057

Fixed charges
Interest expense, net (2)	$9,179		$33,698		$28,685		$23,035		$14,082		$10,119
Interest income	79		747		212		164		51		77
Estimate of interest within rental expense (3)	147		529		158		108		87		52
Total fixed charges	$9,405		$34,974		$29,055		$23,307		$14,220		$10,248

Ratio of Earnings to Fixed Charges	1.35	x	1.24	x	0.99	x	0.43	x	2.06	x	2.15	x

(1)   Represents the mathematical addition of the Predecessor period January 1, 2005 to May 10, 2005 and the Successor period May 11, 2005 to December 31, 2005. The Combined Predecessor and Successor results of operations are not indicative of our future results of operations or results of operations that would have actually occurred had the Transaction of the Predecessor been consummated as of January 1, 2005, due to the fair values assigned to our assets and liabilities, the changes made in the related estimated useful lives of the assets at May 11, 2005, as well as changes in interest and income tax expenses as a result of the Transaction.

(2)   Interest expense, including amortization of deferred financing costs.

(3)   Represents the portion of interest expense (33%) management believes is representative of the interest component of rent expense.